NEW STUDY SHOWS INSULIN GLARGINE (LANTUS®) AS EFFECTIVE
AND BETTER TOLERATED THAN THE PRANDIAL INSULIN LISPRO
IN INITIATING INSULIN THERAPY IN TYPE 2 DIABETES

Apollo study shows insulin glargine achieves HbA1c below 7% with less hypoglycemia, 3 times less insulin injections and less self-monitoring than the prandial analog lispro.

Paris, France – June 13, 2006 – Results from a new study demonstrate that the long-acting insulin Lantus® (insulin glargine, rDNA origin) administered once-daily in combination with oral antidiabetes drug (OAD)s is as effective and with less hypoglycemia than the short-acting mealtime insulin lispro in combination with OADs in patients with type 2 diabetes who had failed on oral therapy alone. The study findings were presented at the 66th Annual Scientific Sessions of the American Diabetes Association (ADA) in Washington D.C.

The APOLLO study and findings
 The APOLLO Study entitled “A Parallel design comparing an OAD combination therapy with either Lantus once daily or Lispro at mealtime in Type 2 Diabetic patients failing Oral treatment” is a parallel, open, randomized, multinational trial that constitutes the very first direct comparison of the efficacy and safety of an OAD regimen with either once-daily Lantus® (insulin glargine) (n = 174) or mealtime insulin lispro (n = 174) in patients with Type 2 Diabetes whose HbA1c levels are not sufficiently controlled with oral treatment alone.

After 44 weeks of treatment, patients HbA1clevels significantly improved, reaching target levels below 7% in both arms of the trial. Equivalence was established for Lantus® vs lispro, with the confidence interval (CI) of the mean HbA1c decrease within the pre-established 0.4% limit for non- inferiority (0.157; 95% CI = 0.35 0.05 [per protocol set]).

Lantus® provided significantly better control of fasting blood glucose (FBG) (p<0.0001) and nocturnal blood glucose (p=0.0017), whereas lispro provided better post-prandial blood glucose (PPG) control, particularly after lunch and dinner (both p<0.0001) .

This mean number of overall hypoglycemic events was significantly higher for (four times grater) with lispro compared to Lantus® (24.4 vs 5.4 events/patient-year).

“The Lantus® regimen was associated with a reduced risk of hypoglycemia, fewer insulin injections and less self-monitoring of blood glucose compared to lispro. These are important factors in ensuring patient treatment satisfaction and compliance”, said Professor Reinhard G. Bretzel, University of Giessen and Marburg, at Giessen, Germany and chief investigator of the APOLLO study.

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About Diabetes

Diabetes is a chronic, widespread condition in which the body does not produce or properly use insulin, the hormone needed to convert glucose (sugar) into energy. It is estimated that more than 20 million Americans have diabetes, including 6.2 million who remain undiagnosed. At the same time, approximately half of those diagnosed are not achieving the general blood sugar control standard of HbA1c<7% recommended by the American Diabetes Association (ADA). The HbA1ctest measures blood glucose levels over a two - to three-month period.

About Lantus®

Lantus® , the number one prescribed insulin in the U.S., is the first and only once-daily, 24-hour basal insulin analog with no pronounced peak. Most insulins have what is called a “peak of action.” The peak refers to the time at which insulin reaches its maximum effect in the body. Since Lantus® has no pronounced peak, the insulin is released into the bloodstream at a relatively constant rate throughout the day and night. It is the only long-acting insulin that offers the predictability of a peakless profile that is not dose-dependent.

About sanofi-aventis

Sanofi-aventis is the world's third largest pharmaceutical company, ranking number one in Europe. Backed by a world-class R&D organization, sanofi-aventis is developing leading positions in seven major therapeutic areas: cardiovascular, thrombosis, oncology, metabolic diseases, central nervous system, internal medicine, and vaccines. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

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Investor Relations Department
Europe Tel: + 33 1 53 77 45 45             US Tel: + 1 212 551 40 18
E-mail IR@sanofi-aventis.com